Report of Independent Registered Public Accounting Firm

The Board of Trustees of
The Dreyfus/Laurel Funds Trust:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the
 Investment Company Act of 1940, that The Dreyfus/Laurel Funds Trust (comprised of the Dreyfus Tax Managed Balanced Fund) (the "Fund") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of August 31, 2008. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.
Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of
August 31, 2008 and with respect to agreement of security purchases and sales, for the period from May 31, 2008 (the date of our last examination), through August 31, 2008:
1. 	Examination of The Bank of New York Mellon's (the "Custodian")
security position reconciliations for all securities held by sub custodians and in book entry form;
2.	Confirmation of all securities hypothecated, pledged or placed in escrow with brokers;
3.	Inspection of documentation of other securities held in
safekeeping by the Custodian but not included in 1. and 2. above;
4. 	Reconciliation between the Fund's accounting records and the
Custodian's records as of August 31, 2008 and verified reconciling items;
5.         Confirmation of pending purchases for the Fund as of
August 31, 2008 with brokers, and where responses were not received, inspection of documentation corresponding to subsequent cash payments;
6.	Agreement of pending sale activity for the Fund as of
August 31, 2008 to documentation of corresponding subsequent cash receipts;
7.	Agreement of Trust's trade tickets for two purchases and two sales or maturities for the period May 31, 2008 (the date of our last examination) through August 31, 2008, where such transactions were undertaken, to the books and records of the Fund noting that they had been accurately recorded and subsequently settled;
8.	We reviewed BNY Mellon Asset Servicing Report on Controls
Placed in Operation and Tests of Operating Effectiveness ("SAS 70 Report") for the period July 1, 2007 through June 30, 2008 and noted
no relevant findings were reported in the areas of Asset Custody and Control; and
9.	We inquired of the Custodian who concurred that all control
policies and procedures detailed in Section III Control Objectives, Controls and Tests of Operating Effectiveness of the SAS 70 Report, have remained in operation and functioned adequately from June 30, 2008 through August 31, 2008. In addition, we obtained written representation from the Custodian confirming the above.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.
In our opinion, management's assertion that The Dreyfus/Laurel
Funds Trust complied with the requirements of subsections (b) and
(c) of Rule 17f-2 of the Investment Company Act of 1940 as of
August 31, 2008, with respect to securities reflected in the investment accounts of the Fund is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees of The Dreyfus/Laurel Funds
Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


KPMG LLP
New York, New York
November 26, 2008





November 26, 2008


Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

Management of The Dreyfus/Laurel Funds Trust (comprised of Dreyfus Tax Managed Balanced Fund)(the "Fund"), is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Fund's compliance with the requirements of subsections (b) and
(c) of Rule 17f-2 as of August 31, 2008 and from May 31, 2008 through August 31, 2008.
Based on the evaluation, Management asserts that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2008 and from May 31, 2008 through August 31, 2008 with respect to securities reflected in the investment account of the Fund.

The Dreyfus/Laurel Funds Trust


James Windels
Treasurer